FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX Exchange – FR	February 17, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

La Parrilla Silver Mine Updates NI 43-101 Resource

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") is pleased to announce an update regarding its activities in Mexico at the La Parrilla Silver Mine (La Parrilla) and a new NI 43-101 Reserve/Resource update with a cut-off date of September 30, 2008.

This new NI 43-101 Reserve/Resource update has resulted in a 19.79% increase in overall Resources at the La Parrilla. Total Reserves/Resources have reached 88.75 million equivalent ounces of silver (Proven & Probable Reserves of 5.25 million ounces, Measured and Indicated Resources of 30.70 million ounces and Inferred Resources of 52.80 million ounces).

The La Parrilla Silver Mine is located in the Municipality of Nombre de Dios, Durango State, México approximately 45 minute drive from the City of Durango east along Highway 45. The property covers an area in excess of 53,249 hectares. All of the work to date, including, mining, development, resource definition and exploration has taken place on only a small portion of this large property.

The La Parrilla operation consists of numerous silver/lead/zinc underground mines, and a cyanidation and flotation ore processing plant with an installed capacity of 840 tonnes per day (tpd). The plant processes both oxide and sulphide silver ores in two separate 420 tpd parallel circuits. Oxide ores are processed by cyanide leaching to produce Dore bars; sulphide ores are processed by differential flotation to produce a silver-rich lead concentrate.

First Majestic is operating three separate mines within the La Parrilla property including the La Rosa/Rosario/La Blanca systems which are joined underground into a single mining operation, the San Marcos mine, and the Quebradillas mine. Several additional areas are either undergoing development or exploration or have programs planned in the future. The most significant mining area currently under development is the Las Vacas mine, which is being prepared for production in 2010.

Exploration at La Parrilla to September, 2008, has included; 310 drill holes for a total drilled depth of 72,084 meters (72.1 kms); 274 km of geophysical surveying (IP/AR); 36 sq km of aeromagnetic investigations; and about 4,100 samples for geochemical research; in addition to 17,540 metres (17.5 kms) of underground development.

The following summary tables were taken from the complete La Parrilla Silver Mine NI 43-101 Technical Report released today and prepared by Pincock Allen & Holt, Lakewood, Colorado (PAH). Shareholders and interested parties are encouraged to read this positive report which can be viewed on SEDAR (www.sedar.com) and the Company’s web site at www.firstmajestic.com.

Total Proven + Probable Mineral Reserves (1,2,3,4,5)

Category	Tonnes	Grade			Metal Contained
		Silver g/tonne	Lead %	Zinc (4) %	Silver only oz.	Silver (oz.) including Lead Credit
Proven Reserves (Oxides plus Sulphides)	288,468	302	1.36	0.93	2,797,487	3,064,952
Probable Reserves (Oxides plus Sulphides)	217,060	287	1.45	1.12	2,002,158	2,182,002
Total Proven Plus Probable Reserves	505,528	295	1.40	1.01	4,799,645	5,246,954

Total Measured + Indicated Resources

Category	Tonnes	Grade			Metal Contained
		Silver g/tonne	Lead %	Zinc %	Silver only oz.	Silver (oz.) including Lead Credit
Measured Resources (Oxides plus Sulphides)	2,195,448	264	2.59	4.54	18,637,618	22,806,628
Indicated Resources (Oxides Plus Sulphides)	861,488	245	3.46	6.07	6,785,685	7,940,379
Total Measured Plus Indicated Resources (Oxides plus Sulphides)(6)	3,100,000	255	2.84	4.97	25,400,000	30,700,000

Total Inferred Resources

Category	Tonnes	Grade			Metal Contained
		Silver g/tonne	Lead %	Zinc(4) %	Silver only oz.	Silver (oz.) including Lead Credit
Total Inferred Resources (Oxides Plus Sulphides) (6)	8,000,000	169	0.87	1.49	43,900,000	52,800,000

(1)	Estimates by First Majestic reviewed by PAH. Estimates based on Minimum Mining Width >2.00m. No mine recovery included.
(2)	Silver equivalent based on sales. Prices used for evaluation: Ag - $12/oz; Au - $708/oz; Pb - $0.75/lb; Zn - $0.75/lb.
(3)	Oxides Ag equivalent includes gold credit based on sales. Au Credit = 6 g/tonne Ag.
(4)	Sulphides Ag equivalent includes Pb credit = 47 g/tonne Ag. Zinc is considered at 70% met. Recovery = 30 g/tonne Ag.
(5)	Cut-off grade estimated as 184 g/tonne Ag net of Au credit in oxide ores; and 246 g/tonne Ag net of Pb credit in sulphide ores. Zinc not considered in COG estimates.
(6)	Rounded figures.

The La Parrilla mine consists of underground workings that include drifts, ramps, raises and stopes along the East-West trending Los Rosarios system. This system consists of a 3 km long mineralized structure that encloses numerous veins that branch out into veinlets and stockwork zones. The Los Rosarios system comprises La Rosa, Rosarios, La Blanca and San José areas and it intersects the NS-trending San Marcos vein. Other mineralized zones are located within the surrounding skarn zone of a regional diorite intrusive stock.

These include Quebradillas, Protectora, San Nicolas, San José, Las Vacas, Santa Paula, and others areas. These areas are contained within a core area surrounding the mill consisting of approximately 3500 hectares.

The property's geologic potential remains very high as the current Reserve/Resource definitions have only been focused on the La Rosa, Rosarios, La Blanca, San Marcos, Quebradillas and Las Vacas areas. Mineralization at the La Parrilla property, consisting of over 53,000 hectares in size, is a typical assemblage of metasomatic deposit minerals with a high content of silver. The most important mineralization consists of vein deposits and mineral concentrations within breccias. It mainly consists of pyrite, esphalerite, galena, some chalcopyrite, argentite and other silver sulfosalts associated with calcite and quartz as gangue minerals. Oxidation and secondary enrichment of these sulphides makes up the mineral concentrations in the upper parts of the deposits, and consists of carbonates (cerussite, hydrozincite, hemimorphite), sulfates (anglesite, willemite) and iron oxides (hematite and limonite).

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.